Advent Claymore Funds
SEC Sarbanes Oxley Review
Follow Up Comments

Ms. DiAngelo,

Below please find our follow up comments to our November 2009 discussion:

1) Filing of the joint Fidelity bond was completed. This filing was made on 11/24/09, file number 811-22022. An internal oversight was the cause of the missed filing; as we use outside counsel, we did not communicate very well with each other. A new procedure, conducted by our internal Chief Compliance Officer, will ensure this does not happen again.

2) On the N-Q's, we were asked to include tax cost basis of securities in the portfolio. This will be accomplished going forward.

3) Item 4 b)– The amounts disclosed for AVK and AGC relate to "Fees associated with Agreed Upon Procedures" relate to the Fund's Auction Market Preffered Shares. For both this item and above no. 2, will include these disclosures on Form N-CSR, relating to the detail of all other fees.

4) Item 4 d) – The amounts relate primarily to work associated with a change in accounting policy. Additional amounts incurred relate to audit out of pocket charges, including vendor feeds.

5) For the Financial Highlights table, we were asked to remove the expense ratio's as a % of managed assets. As we understand this is not a requirement, we respectfully decline as we feel this could be a competitive disadvantage in doing so. However, we will remove the reference.

Regards,

Robert White
Chief Financial Officer
Advent Capital Management LLC